# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

MedVector Corp.
898 N. Pacific Coast Highway
El Segundo , CA 90245
https://medvectortrials.com/

Up to $1,069,999.95 in Common Stock at $1.45
Minimum Target Amount: $9,999.20

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** MedVector Corp.
**Address:** 898 N. Pacific Coast Highway, El Segundo , CA 90245
**State of Incorporation:** DE
**Date Incorporated:** December 19, 2017

## Terms:

### Equity

**Offering Minimum:** $9,999.20 | 6,896 shares of Common Stock
**Offering Maximum:** $1,069,999.95 | 737,931 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $1.45
**Minimum Investment Amount (per investor):** $495.90

### COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

### Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

### Company Perks*

### Early Bird

Friends and Family - First 72 hours | 20% bonus shares

Super Early Bird - Next 72 hours | 15% bonus

Early Bird Bonus - Next 7 days | 10% bonus shares

### Volume

Tier 1 perk - ($10,000 + 5% bonus shares)

Tier 2 perk - ($25,000+ 10% bonus shares)

Tier 3 perk - ($50,000+ 15% bonus shares)

*All perks occur when the offering is completed.*

**Voting Proxy.** Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

## The Company and its Business

### Company Overview

Before Pharmaceutical companies can sell or market new drugs to the public, they must conduct a Clinical Trial to get the approval of the FDA. Clinical trials are notoriously slow due to HIPAA privacy laws, which makes finding, recruiting, and enrolling patients into clinical studies very difficult. It's so bad, the average clinical trial takes longer than 10 years! Fixing this problem is a top priority as it leads to higher drug prices, lost medications, lost lives, poor access to advanced medicine, and wastes valuable patent-protection for our key customer, Pharma.

At MedVector, we believe greater patient access via telemedicine is the key to faster clinical trials. MedVector is an industry-first telemedicine platform for finding, enrolling, and connecting subjects to clinical studies from anywhere in the world. With MedVector's Prime-Control Telemedicine Technology, no subject is too far away or left behind.

Sources:

*#1 delay - https://www.mesm.com/blog/tips-to-help-you-avoid-costly-clinical-research-delays/*

*Average length - https://www.medicinenet.com/script/main/art.asp?articlekey=9877*

*Patient recruitment companies fail - https://www.antidote.me/blog/5-common-clinical-trial-patient-recruitment-challenges-and-solutions*

### *Competitors and Industry*

This industry struggles to identify and recruit subjects due to HIPAA privacy laws. HIPAA prevents the buying and selling of healthcare data. For example, if a drug company discovered a cure for blindness, they couldn't buy a list of "blind people." This hurdle makes finding and enrolling subjects very difficult. To further complicate the issue, even once subjects have been identified, many patients live too far away from clinical trial sites to participate.

Today, drug companies try to recruit doctors (for access to their patients), but most doctors choose to focus on patient care and are uneasy referring their patients away. Drug companies then hire Patient Recruitment Companies which rely heavily on advertising such as Google and Facebook ads, TV commercials, websites, and billboards.

While patients are identified, many times they're the wrong type of patient, don't qualify, live too far away, or are not motivated to call a number off a billboard... (When was the last time you called a number off a billboard??) MedVector works WITH patient recruitment companies to bridge this gap, AND we are creating our own subject network to aid in patient recruitment, too.

Because we've created a new mousetrap, our direct competition is limited. By using telemedicine to connect already identified subjects, we are addressing a specific gap in the current marketplace and our biggest competitor is "the old way." (Similarly to "hailing a taxi" was Uber's biggest competitor.)

That doesn't mean that we don't or won't have competition, but there currently isn't a dominant player, as telemedicine for clinical studies is still relatively new.

Some other clinical trial companies incorporating telemedicine include; Medable, Science37, and VirTrial. However, MedVector is the only company addressing the gap, which means we could work WITH these companies.

### *Current Stage and Roadmap*

Product Development Stage

Currently MedVector is 90% ready to launch. We have minor adjustments to make on the software side of our device and we plan to build a few more. However, we have successfully built a working device, created one of the largest clinical trial networks in the world**, secured needed acess to hospitals, and have NDAs with Big Pharma to begin discussions on which trials we will take on.

The primary reason we need the amount of capital that we do, is to show longevity to our clients (Pharma & CROs). The clinical trial industry is difficult to "bootstrap" because the studies consist of multiple appointments over a specific period of time. This means, servicing only one patient could take a year. Even if we did 100,000 1st appointments in our first month, it would be a waste to Pharma if we didn't finish appointments 2-10.

At launch our goal is to capture the low hanging fruit by connecting already identified subjects that are too far away to existing clinical trial sites. As a reminder, we don't run studies, hire doctors, or administer medication. We are the telemedicine conduit connecting subjects to existing clinical trial sites. (Similar to how Uber is an App that connects riders to existing drivers.)

This raise will allow us to complete our software upgrades, build a few more devices, fund a couple of key hires, and give us the longevity needed to secure contracts with Pharma.

**HIPAA prevents the sharing of patient data so clinical trial networks are rare. Because we prevent referring patients away, we have the unique ability to partner with multiple hospitals without breaking HIPAA law.

Timeline

*2017*
In 2017 MedVector was born as an idea. Scott Stout, MedVector's CEO & Co-Founder, was working as a professional investor in high finance when he stumbled across a large gap in the clinical trial marketplace. Scott worked with the #1 Healthcare law firm (McDermott Will & Emery (MWE) https://bestlawfirms.usnews.com/profile/mcdermott-will-emery-llp/overview/3695 to validate the concept, and brought on his Co-Founder, Dr. Dennis Patterson, who was a client of Scott's for many years.

*2018*
After extensive research, the idea was sound, and the team began developing MedVector on a part-time basis. In April, the team turned to investors and raised $600k in a convertible note and began working on MedVector full time. In collaboration with MWE, legal pathways were confirmed, limitations defined, and our revenue model was built.

In late 2018 we realized there was too much variability in being cloud-based, so we began exploring the idea of creating our repositionable device. Mid-year we hired VSee to begin development of our telemedicine software, the same company NASA uses for their telehealth needs.

Halfway through development, 2 things became clear. First, VSee wasn't going to be able to deliver the software as contracted. And second, we needed a new type of telemedicine. We now call it Prime-Control Telemedicine.

*2019*

Every year begins with JP Morgan's healthcare conference in San Francisco. It's the biggest healthcare event of the year. In 2019 we were the RESI Pitch Competition Winners, which set the stage for numerous VC meetings.

The feedback from VC's was consistent. They loved our model, business plan, market-fit, and device concept, but wanted to see some more traction before investing. Several asked to participate in our future Series A when we generate sufficient revenue,and some even offered to lead.

In mid 2019 we began discussions with Pharma and CROs and conducted 3 case studies with Novartis. The results of the studies were compelling as our hospital network was able to identify a substantial number of subjects. We then opened our Seed Round to get our Prime-Control Telemedicine completed and our physical device built.

*2020*
Having completed our telemedicine build and manufacturing our device, we were once again ready for the JPM Healthcare Conferences in San Francisco. We had 11 VC meetings in 2 days with very positive feedback.

One VC in particular was VERY interested and we began discussions. But after 10 weeks of due dilligence... COVID happened and their fund was frozen.

For the past 6 months we have been working with StartEngine to prepare for this raise. The proceeds will be used to hire our launch team and begin generating revenue.

*2021*
MedVector Launch! MedVector plans to generate revenue and restart conversations with VCs as needed to scale the business.

## The Team

### Officers and Directors

**Name:** Scott Stout

Scott Stout's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Co-Founder
  **Dates of Service:** June 06, 2017 - Present
  **Responsibilities:** Build, operate, and scale MedVector. Salary is normally $15k/mo, which started when Scott left Wells Fargo Private Bank to work on this full time (May 2018) however covid has hindered company's VC investment (10 weeks into DD when the fund froze due to Covid), and prevented Scott from taking a salary. There is currently 3 months deferred. The repayment of this is last on the company's use of funds list, and if the company doesn't get to the higher funding amounts, Scott will likely just eat it for equity.

Other business experience in the past three years:

- **Employer:** Wells Fargo Private Bank
  **Title:** Financial Advisor
  **Dates of Service:** October 01, 2014 - April 15, 2018
  **Responsibilities:** Wealth Management, Options Strategist, Team Ops

Other business experience in the past three years:

- **Employer:** CleanBox Tech
  **Title:** Board Member
  **Dates of Service:** January 01, 2018 - September 15, 2019
  **Responsibilities:** Advising on business aspects, market, and product fit.

**Name:** Dr. Dennis Patterson

Dr. Dennis Patterson 's current primary role is with Verras . Dr. Dennis Patterson currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** EVP Physicians & Co-Founder
  **Dates of Service:** July 01, 2017 - Present
  **Responsibilities:** Educating and speaking with doctors about the MedVector process.

Other business experience in the past three years:

- **Employer:** Verras
  **Title:** Chairman of the Board
  **Dates of Service:** January 02, 2007 - Present
  **Responsibilities:** Corporate direction and strategy

Other business experience in the past three years:

- **Employer:** American College of Healthcare Trustees
  **Title:** Board Member
  **Dates of Service:** April 15, 2019 - Present
  **Responsibilities:** Corporate oversight

Other business experience in the past three years:

- **Employer:** Crossflo

**Title:** Vice Chairman of the Board
**Dates of Service:** January 02, 2013 - Present
**Responsibilities:** Corporate Oversight

Other business experience in the past three years:

- **Employer:** Healthcare Advisors, LLC
  **Title:** Managing Partner
  **Dates of Service:** January 01, 2013 - Present
  **Responsibilities:** This is a holding company that Dennis holds other companies he has purchased.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed

companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year or longer. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, or longer, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the telemedicine industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*If the Company cannot raise sufficient funds it will not succeed*

The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

*We may not have enough capital as needed and may be required to raise more capital.*

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

*Terms of subsequent financings may adversely impact your investment*

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*We are reliant on one main type of service*

All of our current services are variants on one type of service, providing a telemedicine platform for connecting people and companies for clinical trial studies. Our revenues are therefore dependent upon the market for such need.

*Minority Holder; Securities with Voting Rights*

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

*You are trusting that management will make the best decision for the company*

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

### Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

### This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

### We are an early stage company and have not yet generated any profits

MedVector Corp was formed on 12/19/2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. MedVector Corp has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

### We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that MedVector's Prime Control Telemedicine is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

### The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Scott Stout | 4,249,500 | Common Stock | 61.5 |

## The Company's Securities

The Company has authorized Preferred Stock, and Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 737,931 of Common Stock.

### *Preferred Stock*

The amount of security authorized is 2,500,000 with a total of 1,079,600 outstanding.

### *Voting Rights*

One vote per share, votes with common on an as-converted basis, and has information and pro rata rights on subsequent financings.

### *Material Rights*

Non-Participating Liquidation Preference


### *Common Stock*

The amount of security authorized is 10,000,000 with a total of 5,829,047 outstanding.

### *Voting Rights*

One vote per share

### *Material Rights*

The total shares outstanding on a fully diluted basis includes: 5,000,245 shares issued and 828,802 reserved purusant to an option pool.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

## What it means to be a minority holder

As a minority holder of common stock, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  **Final amount sold:** $600,000.00
  **Use of proceeds:** Concept development, hospital network, legal pathways, partnership development, product design, operational expenses.
  **Date:** April 15, 2018
  **Offering exemption relied upon:** Section 4(a)(2)

- **Name:** Preferred Stock
  **Type of security sold:** Equity
  **Final amount sold:** $250,000.00
  **Number of Securities Sold:** 244,250
  **Use of proceeds:** Build device
  **Date:** July 17, 2019
  **Offering exemption relied upon:** Section 4(a)(2)

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

**How long can the business operate without revenue:**

We are rasing to fund our launch. $1mm gets us and additional 12+ months of runway. Without capital, we currently have 5-7 months of runway.

**Foreseeable major expenses based on projections:**

We've already built the majority of our tech. Still have about 10% in refinements and backend development. We also need to build 4 more devices ($60k total). Our largest expense during our launch will be employee and travel expenses during our soft launch (likely in Texas). The reason for these expenses is initially we will hand deliver the devices for in-person feedback cycles.

**Future operational challenges:**

This is a challenging industry to bootstrap. A clinical study could last 1 year, so even if we launch with only a few subjects, we would need to stay operational throughout the entire study. Because of this, access to capital is necessary to launch and scale. The good news is we have several VC's interested in funding our Series A once we have proven ourselves with some revenue.

**Future challenges related to capital resources:**

Capital for devices, capital for employee and travel expenses. We only need about $150K to get started, but will require the remainder for longevity to get contracts.

**Future milestones and events:**

First we need to build an additional 3-5 devices ($60k) and finalize our telemedicine build. From here we plan on shipping our device directly to our Pharma contacts to hold meetings through our device as a sales tool.

Once we secure contracts with our CRO and Pharma contacts we will group as many subjects together at specific partner locations and begin generating revenue.

After proving our process to Pharma we plan to take new contracts to VC investors to scale the business.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

We have roughly $70k cash on hand, but we have yet to launch so we are operationally lean. We need funds to finance our launch and give us the longevity needed to complete subjects through clinical trials.

100% of this raise will go towards hiring/buying the reasources needed to launch the company.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

We have been approved for $200k loan, but we are opening this round to fund our launch.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

This crowdfunding round will be used to launch the company including key hires, employee travel expenses, and minor product development.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

We have other sources of capital to extend our runway, but $100k gets us 6 months, $250k+ gets us to launch, $1mm gets us through our launch, key hires, and over a 12 month runway.

**How long will you be able to operate the company if you raise your maximum funding goal?**

The maximum funding goal would give the company a 12-18 months runway.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

Yes. We have significant Series A interest (once we have revenue). We also have access to credit lines and loans as the CEO was a financial advisor with a high a crerdit score.

## Indebtedness

- **Creditor:** Individual
  **Amount Owed:** $175,000.00
  **Interest Rate:** 2.16%
  **Maturity Date:** December 31, 2025

## Related Party Transactions

- **Name of Entity:** Groves Family Holdings
  **Names of 20% owners:** Kate Stout
  **Relationship to Company:** Family member

**Nature / amount of interest in the transaction:** This is a credit line from a third party secured by the CEO's mothers' investment account.

**Material Terms:** The loan is attached to a credit line with an adjustable interest rate, currently 2.14%. There is no current maturity to the loan. Once paid back MedVector will still have access to this credit line until MedVector has the credit history to open it's own line.

## Valuation

**Pre-Money Valuation:** $10,017,538.15

**Valuation Details:**

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, is converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan, if any, are issued.

The Company set its valuation internally after consultation with expert advisors, but did not engage a formal-third party independent evaluation.

"We believe that a valuation of 10M to 15M for a Reg CF raise to be a reasonable level for MedVector based on a variety of factors:

1. Healthcare in general commands higher valuations for similar levels of progress you might see in other industries. A product that is ready for market in healthcare has to overcome efficacy and regulatory hurdles that a gadget or app would not.

2. MedVector has a polished, and fully functional product with the IP work done and plenty of interest in the product.

3. MedVector operates in a very large market opportunity. Considering the valuation afforded to companies that just complete level 1 or 2 clinical trials, this space allows for an extreme wide range of valuation levels and boils down to whether the opportunity can be sold to the investors at the level chosen. While this might be true of any investment the point here is the wider range afforded to healthcare and medtech."

Nihar Patel - CFO, NewChip Accelerator

"We are boutique advisory and business services firm that has worked with hundreds of early stage companies over the last 10 years in a variety of roles. First and foremost, I found Scott to be one of the most level-headed, intelligent, and ambitious CEOs we've ever worked with, who also had a distinct aspiration to bring material change to a market with a dire need to improve efficiency. A change that is not only easily implemented, but has the capability to genuinely progress the quality of healthcare treatments for millions of people. Secondly, the immense size of the company's opportunity for growth is impossible to miss.

Speaking of traction, the third notable benefit of MedVector is the foundation Scott has set. Not only has he developed a quality, easy-to-use device that is ready to be deployed, but he has already solidified a sizeable customer base. Having aligned with reputable pharma companies like Novartis and hospital groups with hundreds of thousands of patients.

The last benefit I already mentioned, which is the low level of difficulty to implement their solution in the market. Aside from the typical cliché of improving efficiency, MedVector is one of the few companies (especially within healthcare) that actually makes the job easier and allows for all involved parties to make more money, while simultaneously lowering costs for the end user.

In terms of their valuation, I think $10mm is completely justifiable. Especially with Scott at the helm."

Mark Allen - Managing Partner, K3 Strategic Development

## Use of Proceeds

If we raise the Target Offering Amount of $9,999.20 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  76.5%
  At this level, the priority is keeping the business alive while developing the tech.

- *Research & Development*
  20.0%
  We will use the funds to complete the back end of our scheduling tech.

If we raise the over allotment amount of $1,069,999.95, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  43.5%
  We will be hiring our launch team, including a COO.

- *Research & Development*
  20.0%
  We will use the funds to complete the back end of our scheduling tech.

- *Operations*
  33.0%
  We will be launching in Texas with one of our partner companies. Operations will be expensive in the beginning as we will be hand delivering devices and physically monitoring those devices.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://medvectortrials.com/ (https://medvectortrials.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at:
www.startengine.com/medvector

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

**EXHIBIT B TO FORM C**

**FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR MedVector Corp.**

*[See attached]*



**MEDVECTOR CORP.**
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2019 and 2018

**MEDVECTOR CORP.**

Years Ended December 31, 2019 and 2018

Table of Contents



## INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of MedVector Corp.
El Segundo, California

**Members of:**
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

We have reviewed the accompanying financial statements of MedVector Corp. ("the Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountants' Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

**Accountants' Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Emphasis of Matter Regarding Going Concern**

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and does not yet have operating cash inflows, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

*Fruci & Associates II, PLLC*

Spokane, Washington

August 6, 2020

## MEDVECTOR CORP.
### BALANCE SHEETS
December 31, 2019 and 2018
(unaudited)

|  | 2019 | 2018 |
|---|---|---|
| **Assets** | | |
| Current assets | | |
|   Cash and cash equivalents | $ 26,998 | $ 148,600 |
|     Total current assets | 26,998 | 148,600 |
| Software, net | 226,692 | 40,000 |
| **Total assets** | $ 253,690 | $ 188,600 |
| **Liabilities and stockholders' equity** | | |
| Current liabilities | | |
|   Accounts payable and accrued expenses | $ 33,552 | $ 8,144 |
|   Accrued interest | - | 17,158 |
|   Convertible notes payable | - | 475,000 |
|   Notes payable, related party | 175,000 | - |
|     Total current liabilities | 208,552 | 500,302 |
| Total liabilities | 208,552 | 500,302 |
| Commitments and contingencies | - | - |
| Stockholders' equity | | |
|   Preferred stock, 1,054,322 and 0 shares issued | | |
|     and outstanding at December 31, 2019 and 2018 | 105 | - |
|   Common stock, 5,000,245 shares issued | | |
|     and outstanding at December 31, 2019 and 2018 | 500 | 500 |
|   Additional paid-in capital | 868,692 | (500) |
|   Accumulated deficit | (824,159) | (311,702) |
| Total stockholders' equity | 45,138 | (311,702) |
| **Total liabilities and stockholders' equity** | $ 253,690 | $ 188,600 |

See independent accountants' review report and accompanying notes to the financial statements.

**MEDVECTOR CORP.**

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2019 and 2018

(unaudited)

| | 2019 | 2018 |
|---|---|---|
| **Revenue** | $ - | $ - |
| **Operating expenses** | | |
| Professional fees | 305,013 | 278,541 |
| Research and development | 165,076 | - |
| Travel | 11,829 | 8,881 |
| General and administrative | 8,937 | 7,122 |
| Total operating expenses | 490,855 | 294,544 |
| Loss from operations | (490,855) | (294,544) |
| Other expense | | |
| Interest expense | 21,602 | 17,158 |
| Net loss before income taxes | (512,457) | (311,702) |
| Provision for income taxes | - | - |
| **Net loss** | $ (512,457) | $ (311,702) |

See independent accountants' review report and accompanying notes to the financial statements.

3

**MEDVECTOR CORP.**

**STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY**

For the Years Ended December 31, 2019 and 2018

(unaudited)

| | Preferred Stock | | Common Stock | | Additional | Accumulated | Total Stockholders' |
| | Shares | Amount | Shares | Amount | Paid-in Capital | Deficit | Equity |
|---|---|---|---|---|---|---|---|
| **Balance on December 31, 2017** | - | $    - | - | $    - | $    - | $    - | $    - |
| Issuance of common stock upon founding | - | - | 5,000,245 | 500 | (500) | - | - |
| Net loss | - | - | - | - | - | (311,702) | (311,702) |
| **Balance on December 31, 2018** | - | - | 5,000,245 | 500 | (500) | (311,702) | (311,702) |
| Issuance of preferred stock for cash | 179,046 | 18 | - | - | 174,982 | - | 175,000 |
| Issuance of preferred stock upon conversion of notes | 824,120 | 82 | - | - | 644,215 | - | 644,297 |
| Issuance of preferred stock as compensation | 51,156 | 5 | - | - | 49,995 | - | 50,000 |
| Net loss | - | - | - | - | - | (512,457) | (512,457) |
| **Balance on December 31, 2019** | 1,054,322 | $   105 | 5,000,245 | $   500 | 868,692 | $   (824,159) | $   45,138 |

See accountants' review report and accompanying notes to the financial statements.

4

## MEDVECTOR CORP.
### STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2019 and 2018
(unaudited)

| | 2019 | 2018 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net loss | $ (512,457) | $ (311,702) |
| Adjustments to reconcile net loss to net cash used by operating activities: | | |
| Share based compensation | 80,537 | - |
| Changes in operating assets and liabilities: | | |
| Accounts payable and accrued expenses | 25,408 | 8,144 |
| Accrued interest | 21,602 | 17,158 |
| **Net cash used by operating activities** | (384,910) | (286,400) |
| | | |
| **Cash flows from investing activities** | | |
| Payments for the purchase of intangible assets | (136,692) | (40,000) |
| **Net cash used by investing activities** | (136,692) | (40,000) |
| | | |
| **Cash flows from financing activities** | | |
| Proceeds from issuance of preferred stock | 175,000 | - |
| Proceeds from related party loan | 175,000 | - |
| Proceeds from issuance of convertible notes | 50,000 | 475,000 |
| **Net cash provided by financing activities** | 400,000 | 475,000 |
| | | |
| Net increase (decrease) in cash and cash equivalents | (121,602) | 148,600 |
| Cash and cash equivalents, beginning | 148,600 | - |
| **Cash and cash equivalents, ending** | $ 26,998 | $ 148,600 |
| | | |
| **Supplemental cash flow information:** | | |
| Cash paid during the period for: | | |
| Interest | $ - | $ - |
| Income taxes | - | - |
| | $ - | $ - |
| | | |
| **Noncash transactions:** | | |
| Conversion of outstanding promissory notes and accrued interest | $ 563,760 | $ - |
| Shares issued for software development services | $ 50,000 | $ - |

See accountants' review report and accompanying notes to the financial statements.

**NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES**

Nature of Business

MedVector Corp. ("the Company") was incorporated on December 19, 2017 under the laws of the State of Delaware, and is headquartered in El Segundo, California. The Company provides a telemedicine and logistics platform used to increase clinical trial participation, and assist doctors and hospitals in generating revenue, reducing costs, and bringing medicines to market more quickly.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

Risks and Uncertainties

As of December 31, 2019, the Company has not commenced full scale operations. The Company's activities since inception have consisted of business development, software development, and marketing efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failure to secure funding to operationalize the Company's plans or failure to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position and results of operations.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

*Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

*Level 2* - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

*Level 3* - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities, not disclosed in the tables below, reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Software

Costs for internally-developed software to be marketed to outside users are recorded pursuant to ASC Section 985 *Software*. Research and development costs prior to attaining 'technological feasibility' are expensed as incurred. Costs incurred thereafter to develop the final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was deemed necessary at December 31, 2019 and 2018.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

The Company accounts for non-employee stock-based compensation in accordance with ASC Section 505 *Equity Based Payments to Non-Employees*. Under the fair value recognition provisions of ASC 505, stock-based compensation cost is measured at the earlier of purchase commitment or performance completion, based on the fair value of the award, and is recognized as expense as the purchase commitment is settled.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The federal net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company has not yet filed its tax return for 2019, however, the following table outlines the estimated deferred tax assets of the Company at December 31:

|  | 2019 | 2018 |
|---|---|---|
| Deferred tax asset: |  |  |
| Net operating loss carryforward | $ 335,875 | $ 100,846 |
| Intangible assets | 10,817 | 55,966 |
| Total deferred tax asset | 346,692 | 156,812 |
| Valuation allowance | (346,692) | (156,812) |
| Deferred tax asset, net | $ - | $ - |

Recent Accounting Pronouncements

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability-classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU will have a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through August 6, 2020, the date these financial statements were available to be issued, and noted the following for disclosure:

During 2020, the Company issued 25,578 preferred shares for cash proceeds of $25,000.

**NOTE 2 – GOING CONCERN**

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $824,159 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

**NOTE 3 – SOFTWARE**

Intangible assets consist of the following at December 31:

| | 2019 | 2018 |
|---|---|---|
| Software | $ 226,692 | $ 40,000 |
| | 226,692 | 40,000 |
| Accumulated amortization | - | - |
| Intangible assets, net | $ 226,692 | $ 40,000 |

There was no amortization recorded as of December 31, 2019 and 2018, as the Company's software platform has not yet launched.

**NOTE 4 – RELATED PARTY TRANSACTIONS**

During the years ended December 31, 2019 and 2018, the Company paid founders of the Company $235,740 and $229,674, respectively, for management services provided in those years, which are recorded as 'Professional fees' in the statements of operations.

During 2019, the Company was advanced $175,000 from a family member of a shareholder of the Company. The advances are currently subject to an interest rate of 2.16% per annum and has no maturity date.

## NOTE 5 – CONVERTIBLE NOTES PAYABLE

During the years ended December 31, 2019 and 2018, the Company issued two and ten convertible notes payable for cash proceeds of $50,000 and $475,000, respectively. The notes are all convertible into preferred or common shares of the Company and matured on January 31, 2020. In August 2019, all outstanding convertible notes plus accrued interest of $38,760 were converted into preferred shares of the Company. The Company recognized interest expense of $21,602 and $17,158 during the years ended December 31, 2019 and 2018, respectively, and as of December 31, 2019 and 2018, had accrued interest of $0 and $17,158, respectively.

## NOTE 6 – COMMON STOCK

At December 31, 2019 and 2018, the Company has 10,000,000, $0.0001 par value, and 3,000 no par value, shares of common stock authorized, respectively. In August 2019, the Company amended its articles of incorporation to increase the authorized shares of the Company from 3,000 to 10,000,000 and change the par value of none to $0.0001.

During 2018, the Company issued 1,500 of common shares upon foundation of the Company. As part of the amended articles of incorporation, the Company executed a 2,833 for 1 stock split, resulting in post-split shares of 5,000,245. An adjustment to APIC of $500 was recorded as a result of the change in par value of shares detailed in the amended articles.

## NOTE 7 – PREFERRED STOCK

At December 31, 2019 and 2018, the Company has 2,500,000, $0.0001 par value, and zero, shares of preferred stock authorized, respectively. In August 2019, the Company amended its articles of incorporation to increase the authorized shares of the Company from 0 to 2,500,000.

During the year ended December 31, 2019, the Company issued 179,046 preferred shares for total cash proceeds of $175,000, issued 51,156 preferred shares for prototype development services valued at $50,000, 103,015 preferred shares valued at $80,537 for professional services, and 721,105 preferred shares for conversion of $563,760 on conversion of convertible notes and accrued interest.

Holders of preferred shares of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and participate in voting matters in an amount equal to the number of common shares in which the preferred shares may be converted. Each share of preferred stock is convertible, at the option of the holder, at any time, and without the payment of additional consideration, into fully paid and nonassessable common stock initially one a one to one basis. Preferred shares will automatically convert into common shares of the Company upon a registration pursuant to the Securities Act of 1933. There are adjustments for future conversions should there be certain dividends and or distributions to common stockholders as discussed in the company's amended articles of incorporation.

**EXHIBIT C TO FORM C**

**PROFILE SCREENSHOTS**

*[See attached]*


This offering is not live or open to the public at this moment.

# MedVector - Telemedicine for Clinical Trials

Transforming Clinical Trials



## $0.00 raised ⓘ

| | |
|---|---|
| **0** Investors | **$10M** Valuation |
| **$1.45** Price per Share | **$495.90** Min. Investment |
| | **Equity** Offering Type |
| **$1.07M** Offering Max | 🕐 Days Left |

**INVEST NOW**

*This Reg CF offering is made available through StartEngine Capital, LLC.*

⊘ Website    📍 El Segundo , CA     BIOTECHNOLOGY   HEALTH TECH

MedVector is an industry-first telemedicine platform that greatly accelerates clinical trials. By connecting subjects from anywhere in the world to existing clinical trial sites, MedVector has proven to exponentially increase clinical trial participation and dramatically accelerate FDA approval. Our service generates revenue for doctors and hospitals, reduces costs to clinical trial sponsors, and brings life-changing, advanced medicine to the market more quickly.

Overview    Team    Terms    Updates    Comments      ♡ Follow

# Reasons to Invest

- The Clinical Trials Market is currently worth ~$47 billion, with a predicted value of $104 billion based on our extensive research.

- We have one of the world's largest clinical trial networks, obtaining access to 7 hospitals consisting of hundreds of thousands of patients per year.

- During clinical trials for Novartis, our progress greatly excelled against traditional patient recruitment services. In just 7 weeks we were able to do what

often take years.

OVERVIEW

# Getting advanced medicine to the people who need it, faster

MedVector's mission is to greatly accelerate the clinical trial process allowing Pharma to save lives, faster. Our proprietary telemedicine platform increases patient access by removing geographic barriers, increases doctor participation by not referring-away, and balances demographics for the FDA. Now everyone has access to advanced medicine regardless of location or economic status.

Our plug-and-play technology provides hospitals and private practices all the tools necessary to facilitate clinical trials from anywhere, without the risks or compliance hurdles of running a study. With signed LOIs, hospital partnerships, and one of the largest clinical trial networks, MedVector is ready to launch and transform global medicine.

THE PROBLEM

# Life-saving medications take too long for approval


10
years

Before Pharmaceutical companies can sell or market new drugs to the public, they must conduct a Clinical Trial to get the approval of the FDA.  Clinical trials are notoriously slow due to HIPAA privacy laws, making finding, recruiting, and enrolling patients into clinical studies very difficult. The #1 delay in clinical trials is patient recruitment. While a single patient might only take 6-12 months to complete a study, the average length of a clinical trial is more than 10 years! (source) And the problem is bigger than just finding the patients. Our research concludes the majority of qualified subjects are unattainable due to geography, HIPAA privacy laws, socioeconomic limitations, or doctors and gatekeepers unwilling to refer-away.



Photo by National Cancer Institute on Unsplash

To make the problem worse, the 20 year clock on the medical patent starts with the first subject in a clinical trial.  So, for every day/month/year lost in the clinical trial, is also a day/month/year lost patent protection (profitability) for Pharma.  And these numbers are really big...  For a medication like Humira, based on our calculations, this equates to $1.66 BILLION a month. (source)

At MedVector, we believe greater patient access through telemedicine is the key to faster clinical trials. Our industry-first telemedicine platform for finding, enrolling, and connecting subjects to clinical studies is the solution. With MedVector's Prime-Control Telemedicine Technology, no subject is too far away or left behind.

THE SOLUTION

# Finding more patients faster, significantly accelerates the clinical trial timeline



MedVector has created a telemedicine and logistics platform that can unlock access to millions of patients around the world. Access to more patients means faster time-to-market, more FDA approvals, increased diversity in subject groups, and more affordable medications.

MedVector is an industry-first telemedicine platform used to connect far-away subjects to clinical studies (which eliminates geographic limitations). We have created unprecedented patient access by allowing doctors to offer advanced medicine without needing to act as a Principal Investigator (P.I.).



Because the subject is remote, the local doctor and local hospital get paid for all of the medical testing associated with the clinical trial. And, because the clinical trial is most often paid for by Pharma, practices and hospitals are compensated for their services, even for uninsured patients.

THE MARKET

## The patient recruitment gap and a $47 billion market that wants to double

The Clinical Trials Market was worth $46.8 billion in 2019 and has exponential growth opportunities. (source)



Clinical Trial Market
(2019)
$46.8B
4M Subjects Requested
(2017)
1.8M Enrolled
2.2M Still in Need
Total Available Market (TAM)
$104 Billion Market
*Based on the management's research using public data on the number of studies and the avg subject per study


Based on our research, in 2017, 4 million subjects were needed for clinical trials, but only around 1.8 million were enrolled, approximately leaving a missing ~2.2 million untapped (source). Our accessible technology and reach can address this crucial valley.

Our goal is to fill the approximate 2.2 million subject gap by expanding the supply side of the market to meet the demand. While MedVector is expanding the market rather than competing for current market share, if successful, it will capture some of the current market as well.

OUR TRACTION

## One of the world's largest clinical trial

# networks, and growing

To date, we have have access with 7 hospitals and there are 75,000 - 100,000 patients per year at the facilities, which makes us one of the world's largest clinical trial networks. We have 2 signed LOIs and completed 3 case studies with Novartis. For Novartis, in just 7 weeks, our progress greatly excelled against traditional patient recruitment services that often take years to complete.

Additionally, we are in talks with major CROs and Pharma including Novartis, IQVia, Covance, and Syneos, and we have been selected in Pepperdine's "Most Fundable Companies" program.

## WHAT WE DO

# We make advanced medicine accessible to anyone

MedVector connects patients to studies using HIPAA-compliant video conferencing technology called Telemedicine. This increased access allows for more diverse subject groups, easier FDA approval, and in turn, more affordable medications.



Our remote clinical service eliminates geographic barriers because our plug-and-play telemedicine kit can be drop-shipped to any hospital, private practice, or surgery center. And, for appointments with no medical tests, we're working on an app for at-home use. Now, anyone can participate in advanced medicine regardless of where they live or economic status.





*The image illustrates the potential of the company's remote functionality only.
The company does not currently have subjects across North America

Once subject-candidates have been identified, MedVector connects them to approved clinical trial sites, via telemedicine, from the comfort and convenience of their home hospital or doctor's office. Because these subjects use their local facilities to complete clinical trials, there are no more horrible commutes, and all of the medical tests associated with the study become billable revenue for the local hospital/practice.



Principal Investigators are responsible for monitoring subjects while staying GCP compliant. This monitoring consists of medical tests (labs, x-rays, MRIs, ECGs, etc.) and audio/visual observations primarily looking for efficacy and side effects.

Telemedicine allows for the remote monitoring of the audio/visual observations, and the data from larger tests like x-rays are sent to central labs and central radiology centers. What this means is, patient data with MedVector is recorded and entered exactly the same way as if the patient were sitting in front of the Principal Investigator.


drug company



lead site  　　　partner hospital

Our platform is agnostic by design and can accommodate the majority of drug trials that fall into the "self-administered" category. This includes, pills, sprays, inhalers, creams, drops, and even self-injectable medications. In the future we plan to partner with infusion centers to aid in drug trials requiring IV administration, like Chemo-Therepy.

MedVector technology will give patients unprecedented access to advanced medicine, clinical trial investigators will enroll more subjects into their studies, partner hospitals and practices will generate revenue even from uninsured patients, and drug companies can save lives, faster.

## THE BUSINESS MODEL

# Predictable cash flow, non-disruptive costs, and explosive growth

Our revenue model plans to capture significant margins, recurring revenue, predictable cash flow, diverse revenue streams, and non-disruptive cost-of-goods sold. In fact, we've been recognized by Pepperdine as one of the top 100 "Most Fundable Companies of 2020."

Medvector intends to have a 35% markup on all medical tests done at subject locations. MedVector's business model plans to generate recurring revenue since subjects in clinical trials have multiple appointments and follow a strict protocol creating predictable cash flow. Additional revenue will come from success fees, patient sourcing fees, practice participation fees, and more. Our pass-through cost of goods sold will limit our billing exposure and risk, while ideally making our revenue numbers more attractive.

This industry is poised for strong growth. Based on our research, in 2017, around 1.8 million subjects were enrolled into clinical studies which represents a ~$46 billion market (Source). However, that same year 4 million subjects were requested leaving an approximate 2.2 million subject gap. This gap is 122% of the existing total market meaning the actual market size could be $104 Billion!

HOW WE ARE DIFFERENT

## MedVector is the future of patient access to clinical trials

Today, drug companies try to recruit doctors for access to their patients, however, most doctors are uninterested in acting as a Principal Investigator, nor do they refer to studies. The doctors that do offer clinical trials are typically located in affluent areas close to the doctors homes. This inefficient funnel is unable to access the wide net of diverse patients for more accurate trials, both geographically and economically.

To fight this, drug companies hire patient recruitment companies that rely heavily on billboards, FaceBook ads, TV commercials and other forms of advertising. This type of patient recruitment requires high patient effort, and often reaches patients that are too far from existing clinical trial sites. Because most patient recruitment companies get paid when their subjects enroll into a study, they would be happy for MedVector to connect these subjects so they can collect the recruitment fee.



We have the opportunity and technology to address the approximate 2.2 million subject gap and capture market share of a potential $104 billion market. With one of the largest clinical trial networks in the world and the technology to connect subjects from anywhere, we are poised to disrupt the clinical trial marketplace and revolutionize how patients are connected to clinical trials.

LAUNCH STRATEGY

## To Capture and Lead a $104 Billion

# Market

We have the majority of pieces in place to launch. Our device is 100% complete, but we need to make a few more upgrades. Our telemedicine platform is 90% finished. Our developers are hard at work streamlining some of the backend, but it's been tested and it works as designed!

Our launch strategy is broken up into 3 phases:

- Phase 1: "Low Hanging Fruit"
    - Work with Patient Recruitment companies to connect already identified subjects to existing clinical trial sites.
    - Drive subjects from unapproved locations to approved clinical trial sites.

- Phase 2: "Knock, Knock"
    - Approach targeted specialists and surgeons for access to their patients. Allowing these doctors to offer advanced medicine without referring away or acting as a Principal Investigator has the potential to unlock millions of patients.

- Phase 3: "MedVector's Hospital Network"
    - Begin using MedVector's searchable subject networks to identify MORE subjects, faster. Statistically, with 7 hospitals we should compete with the largest clinical trial sites (we have 7), and with as little as 25 hospitals, MedVector could fill 50% of any study, creating additional revenue streams and greater accessibility.



PHASE 1



PHASE 2

PHASE 3

OUR LEADERSHIP

# A team of strong business leaders, technology and medical experts

The MedVector team is made up of strong business leaders with successful exits. CEO and Co-Founder Scott Stout previously worked as a fiduciary, investment specialist, team builder, and options strategist with companies such as Morgan Stanley and Wells Fargo's Private Bank.

Co-Founder Dr. Dennis Patterson is a hospital management expert with 35 years of hospital turnaround experience.  Dennis was one of the original founders of Wellspring Partners, which was acquired for ~$65 million.  He is also currently the Chairman of the Board for Verras, a data analytics company used for hospital consulting.  Currently, Dennis is working as needed for MedVector as his primary focus is building and expanding our hospital network, which is phase 3 of our launch strategy.

Among our key advisors and investors are the former senior counsel to AMGEN (Mose Cowper), the former EVP for Apple (David Manovich), the CEO of Millennium Clinical Trials (Trevor Esaki), and the Senior VP of Whittier Trust (Teague Sanders).



**Scott Stout**
CO-FOUNDER / CEO



**Dr. Dennis Patterson**
CO-FOUNDER / SVP MEDICAL AFFAIRS

## WHY INVEST

# Accelerate the clinical trial process and pave a multibillion-dollar market sector

We have the opportunity, resources, and traction to transform the clinical trial and pharmaceutical industries. Our proprietary hardware and software will significantly accelerate the clinical trial timeline, making advanced medicine more accessible to more people. Our innovative platform is ripe for this billion market opportunity, and ultimately will save lives.







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# Meet Our Team

Offering Summary

| | |
|---|---|
| **Company** : | MedVector Corp. |
| **Corporate Address** : | 898 N. Pacific Coast Highway, El Segundo , CA 90245 |
| **Offering Minimum** : | $9,999.20 |
| **Offering Maximum** : | $1,069,999.95 |
| **Minimum Investment Amount (per investor)** : | $495.90 |

Terms

| | |
|---|---|
| **Offering Type** : | Equity |
| **Security Name** : | Common Stock |
| **Minimum Number of Shares Offered** : | 6,896 |
| **Maximum Number of Shares Offered** : | 737,931 |
| **Price per Share** : | $1.45 |
| **Pre-Money Valuation** : | $10,017,538.15 |

### COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

### Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

### Company Perks*

**Early Bird**

Friends and Family - First 72 hours | 20% bonus shares

Super Early Bird - Next 72 hours | 15% bonus

Early Bird Bonus - Next 7 days | 10% bonus shares

**Volume**

Tier 1 perk - ($10,000 + 5% bonus shares)

Tier 2 perk - ($25,000+ 10% bonus shares)

Tier 3 perk - ($50,000+ 15% bonus shares)

*All perks occur when the offering is completed.*

**Voting Proxy.** Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

## Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

---

Offering Details

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---

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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**EXHIBIT D TO FORM C**

**VIDEO TRANSCRIPT**

The industry agrees...

Patient recruitment is the number one bottle neck for clinical studies.

It's so bad, that the average time to market for a new medication is more than 10 years!

Leading to skyrocketing drug costs...

Shrinking FDA approval rates...

Unreliable data...

...and, worse, the loss of lifesaving medications.

Fortunately, MedVector is transforming the clinical trial marketplace—by greatly increasing patient participation through Telemedicine.

Because finding MORE patients, FASTER, has staggering results.

Like...

Faster time to market.

Less expense redundancy.

More diverse subject groups.

Easier FDA approval.

And even, more affordable medications.

So, how does it work?

First, we quickly search our Partner-Hospitals' patient-records enabling us to identify candidates in weeks... instead of years.

Then, MedVector connects subjects to studies using HIPAA compliant video conferencing technology called Telemedicine.

Telemedicine eliminates geographic barriers and allows for more accurately diverse study populations. So, no more horrible commutes and now anyone can participate in advanced medicine regardless of where they live.

AND because subjects use the facilities of their local hospitals... our partner hospitals generate billable revenue without the risk of losing patients.

Finding subjects is so important, the drug company happily pays the hospital 200% more than Medicare and sometimes even higher.

Sound too good to be true?

Let's meet Karen.

Karen's a patient at Texas Central Hospital... one of our partner hospitals.

Trevor, the Clinical Trial Principal Investigator in California, is working with MedVector to identify subjects for a clinical study.

Because Karen is in one of our partner hospitals, MedVector is able to see her patient records... it looks like she's a perfect candidate!

So, with the help of Karen's local doctor, she is introduced to Trevor. And a MedVector Telemedicine Device is shipped to Texas Central Hospital, ready to connect Karen to her first appointment.

On the day of Karen's appointment, she checks-in with staff and is ushered into a patient room… same as any doctor visit.

Only, for this visit, she's actually meeting with Trevor using the MedVector Telemedicine Device…. that's brought into the room, opened up, and… There's Trevor in California!

While Trevor guides Karen through the necessary documents, the on-site nurse draws the required blood samples and aids in the physical examination.

Since not everything can be included in the telemedicine device, if Karen needs a larger test like an x-ray, the x-ray is taken on location and the raw images are sent directly to the Principal Investigator for interpretation.

So thanks to MedVector's technology….

Karen has access to advanced medicine.

Trevor is able to enroll more subjects into his study.

Our partner hospitals generate revenue even from uninsured patients.

And drug companies get to save lives. Faster.

All of which, make us at MedVector, pretty happy.

MedVector – Transforming Clinical Trials.

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**EXHIBIT F TO FORM C**

**ADDITIONAL CORPORATE DOCUMENTS**

*[See attached]*

# Delaware

## The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "MEDVECTOR CORP.", FILED IN

THIS OFFICE ON THE EIGHTH DAY OF AUGUST, A.D. 2019, AT 7:13

O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

6669104  8100

SR# 20196426919

Authentication: 203381505

Date: 08-09-19

You may verify this certificate online at corp.delaware.gov/authver.shtml

**AMENDED AND RESTATED CERTIFICATE OF INCORPORATION**
**OF**
**MEDVECTOR CORP.**

**(Pursuant to Sections 242 and 245 of the**
**General Corporation Law of the State of Delaware)**

MedVector Corp., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

**DOES HEREBY CERTIFY**:

**FIRST**: That the name of this corporation is MedVector Corp. and that this corporation was originally incorporated pursuant to the General Corporation Law on December 19, 2017.

**SECOND**: That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

**RESOLVED**, that the Certificate of Incorporation of this corporation be amended and restated in its entirety as follows:

**ARTICLE I**

The name of this corporation is MedVector Corp.

**ARTICLE II**

The address of this Corporation's registered office in the State of Delaware is 8 The Green, Suite A, in the City of Dover, County of Kent, 19901. The name of the Corporation's registered agent at such address is A Registered Agent, Inc.

**ARTICLE III**

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:13 PM 08/08/2019
FILED 07:13 PM 08/08/2019
SR 20196426919 - File Number 6669104

## ARTICLE IV

A.     Authorization of Stock.  Effective upon the filing of this Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the "Effective Time"), each share of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the holder therefore, be forward split into 2,833 shares of Common Stock (the "Stock Split").  The Stock Split shall occur whether or not certificates representing any stockholder's shares held prior to the Stock Split are surrendered for cancellation.  The share numbers, dollar amounts and conversion rates and other provisions contained in this Amended and Restated Certificate of Incorporation have been adjusted to account for the Stock Split.

Immediately following the Stock Split, this corporation shall be authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock.  The total number of shares of common stock authorized to be issued is 10,000,000, par value $0.0001 per share (the "Common Stock").  The total number of shares of preferred stock authorized to be issued is 2,500,000 par value $0.0001 per share (the "Preferred Stock"), all such shares are designated as "Series Seed Preferred Stock".

B.     Rights, Preferences and Restrictions of Preferred Stock.  The rights, preferences, privileges and restrictions granted to and imposed on the Preferred Stock are as set forth below in this Article IV(B).

1.     Dividend Provisions.  The holders of shares of Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of this corporation legally available therefor, any dividends as may be declared from time to time by the Board of Directors.  No dividend may be declared or paid on the Common Stock (other than dividends payable in shares of Common Stock) unless any and all such dividends or distributions are distributed among all holders of Common Stock and Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Common Stock at the then effective Conversion Rate (as defined below).

2.     Liquidation Preference.

(a)     In the event of any Liquidation Event (as defined below), either voluntary or involuntary, the holders of each series of Preferred Stock shall be entitled to receive, prior and in preference to any distribution of the proceeds of such Liquidation Event (the "Proceeds") to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the sum of the applicable Original Issue Price (as defined below) for such series of Preferred Stock, plus declared but unpaid dividends on such share.  If, upon the occurrence of such event, the Proceeds thus distributed among the holders of the Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire Proceeds legally available for distribution shall be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this subsection (a).  For purposes of this Certificate of Incorporation, "Original Issue Price" shall mean $0.9774 per share for each share of the Series Seed Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock).

(b)     Upon completion of the distribution required by subsection (a) of this Section 2, all of the remaining Proceeds available for distribution to stockholders shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each.

(c)     Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Event, each such holder of shares of a series of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Common Stock immediately prior to the Liquidation Event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Common Stock.  If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.

(d)     (i)     For purposes of this Section 2, a "Liquidation Event" shall include (A) the closing of the sale, lease, transfer or other disposition of all or substantially all of this corporation's assets in one transaction or a series of related transactions, (B) the consummation of the merger or consolidation of this corporation with or into another entity (except a merger or consolidation in which the holders of capital stock of this corporation immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of this corporation or the surviving or acquiring entity), (C) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of this corporation's securities), of this corporation's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of this corporation (or the surviving or acquiring entity), (D) the grant to a single entity (or group of affiliated entities) of an exclusive, irrevocable license to all or substantially all of this corporation's intellectual property that is used to generate all or substantially all of this corporation's revenues, or (E) a liquidation, dissolution or winding up of this corporation; provided, however, that a transaction shall not constitute a Liquidation Event if its sole purpose is to change the state of this corporation's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held this corporation's securities immediately prior to such transaction.  Notwithstanding the prior sentence, the sale of shares of Series Seed Preferred Stock in a financing transaction shall not be deemed a "Liquidation Event."  The treatment of any particular transaction or series of related transactions as a Liquidation Event may be waived by the vote or written consent of the holders of a majority of the outstanding Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(ii)     In any Liquidation Event, if Proceeds received by this corporation or its stockholders are other than cash, their value will be deemed their fair market value.  Any securities shall be valued as follows:

(A)     Securities not subject to investment letter or other similar restrictions on free marketability covered by (B) below:

(1)     If traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange or system over the twenty (20) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event;

(2)     If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the twenty (20) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event; and

(3)     If there is no active public market, the value shall be the fair market value thereof, as mutually determined by this corporation and the holders of a majority of the voting power of all then outstanding shares of Preferred Stock.

(B)     The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in (A) (1), (2) or (3) to reflect the approximate fair market value thereof, as mutually determined by this corporation and the holders of a majority of the voting power of all then outstanding shares of such Preferred Stock.

(C)     The foregoing methods for valuing non-cash consideration to be distributed in connection with a Liquidation Event shall, upon approval by the stockholders of the definitive agreements governing such Liquidation Event, be superseded by any determination of such value set forth in the definitive agreements governing such Liquidation Event.

(iii)     In the event the requirements of this Section 2 are not complied with, this corporation shall forthwith either:

(A)     cause the closing of such Liquidation Event to be postponed until such time as the requirements of this Section 2 have been complied with; or

(B)     cancel such transaction, in which event the rights, preferences and privileges of the holders of the Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in subsection 2(d)(iv) hereof.

(iv)     This corporation shall give each holder of record of Preferred Stock written notice of such impending Liquidation Event not later than twenty (20) days prior to the stockholders' meeting called to approve such transaction, or twenty (20) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 2, and this corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than twenty (20) days after this corporation has given the first notice provided for herein or sooner than ten (10) days after this corporation has given notice of any material changes provided for herein; provided, however, that subject to compliance with the General Corporation Law such periods may be shortened or waived upon the written consent of the holders of Preferred Stock that represent a majority of the voting power of all then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

3. <u>Redemption</u>. The Preferred Stock is not redeemable at the option of the holder.

4. <u>Conversion</u>. The holders of the Preferred Stock shall have conversion rights as follows (the "<u>Conversion Rights</u>"):

(a) <u>Right to Convert</u>. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of this corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price for such series by the applicable Conversion Price for such series (the conversion rate for a series of Preferred Stock into Common Stock is referred to herein as the "<u>Conversion Rate</u>" for such series), determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. The initial Conversion Price per share for each series of Preferred Stock shall be the Original Issue Price applicable to such series; provided, however, that the Conversion Price for the Preferred Stock shall be subject to adjustment as set forth in subsection 4(d).

(b) <u>Automatic Conversion</u>. Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the Conversion Rate at the time in effect for such series of Preferred Stock immediately upon the earlier of (i) this corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 or Form SB-2 under the Securities Act of 1933, as amended, or (ii) the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(c) <u>Mechanics of Conversion</u>. Before any holder of Preferred Stock shall be entitled to voluntarily convert the same into shares of Common Stock, he or she shall surrender the certificate or certificates therefor, duly endorsed, at the office of this corporation or of any transfer agent for the Preferred Stock, and shall give written notice to this corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. This corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act of 1933, as amended, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the persons entitled to receive the Common Stock upon conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities. If the conversion is in connection with Automatic Conversion provisions of subsection 4(b)(ii) above, such conversion shall be deemed to have been made on the conversion date described in the stockholder consent approving such conversion, and the persons entitled to receive shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holders of such shares of Common Stock as of such date.

(d)     Conversion Price Adjustments of Preferred Stock for Splits and Combinations. The Conversion Price of the Preferred Stock shall be subject to adjustment from time to time as follows:

(i)     In the event this corporation should at any time or from time to time after the date upon which this Amended and Restated Certificate of Incorporation is accepted for filing by the Secretary of State of the State of Delaware (the "Filing Date") fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of the Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series of Preferred Stock shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents; provided, however, that if such record date is fixed and such dividend is not paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price for such series of Preferred Stock will be re-computed accordingly as of the close of business on such record date and thereafter each such Conversion Price will be adjusted pursuant to this Section 4(d)(i) to reflect the actual payment of such dividend or distribution.

(ii)     If the number of shares of Common Stock outstanding at any time after the Filing Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion

Price for the Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(e)      Other Distributions. In the event this corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by this corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in subsection 4(d)(i), then, in each such case for the purpose of this subsection 4(e), the holders of the Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of this corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of this corporation entitled to receive such distribution.

(f)      Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4 or in Section 2) provision shall be made so that the holders of the Preferred Stock shall thereafter be entitled to receive upon conversion of the Preferred Stock the number of shares of stock or other securities or property of this corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of the Preferred Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Preferred Stock) shall be applicable after that event as nearly equivalently as may be practicable.

(g)      No Fractional Shares and Certificate as to Adjustments.

(i)      No fractional shares shall be issued upon the conversion of any share or shares of the Preferred Stock and the aggregate number of shares of Common Stock to be issued to particular stockholders, shall be rounded down to the nearest whole share and the corporation shall pay in cash the fair market value of any fractional shares as of the time when entitlement to receive such fractions is determined. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such conversion.

(ii)      Upon the occurrence of each adjustment or readjustment of the Conversion Price of Preferred Stock pursuant to this Section 4, this corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. This corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Preferred Stock at the time in effect, and (C) the number of shares of Common

Stock and the amount, if any, of other property that at the time would be received upon the conversion of a share of Preferred Stock.

(h)     Notices of Record Date.  In the event of any taking by this corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, this corporation shall mail to each holder of Preferred Stock, at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution, and the amount and character of such dividend or distribution.

(i)     Reservation of Stock Issuable Upon Conversion.  This corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, this corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation.

(j)     Notices.  Any notice required by the provisions of this Section 4 to be given to the holders of shares of Preferred Stock shall be deemed given if deposited in the United States or international mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of this corporation.

5.     Voting Rights.

(a)     General Voting Rights.  The holder of each share of Preferred Stock shall have the right to one vote for each share of Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and except as provided by law or in subsection 5(b) below with respect to the election of directors by the separate class vote of the holders of Common Stock, shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

(b)     Voting for the Election of Directors.    The holders of outstanding Common Stock, voting as a separate class, shall be entitled to elect all of the directors of this corporation at any election of directors.

Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Amended and Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Director's action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of this corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders. Any director may be removed during his or her term of office, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by a vote of the holders of a majority of the then outstanding shares of that class or series of stock represented at the meeting or pursuant to written consent.

6.     Status of Converted Stock.    In the event any shares of Preferred Stock shall be converted pursuant to Section 4, the shares so converted shall be cancelled and shall not be issuable by this corporation. The Certificate of Incorporation of this corporation shall be appropriately amended to effect the corresponding reduction in this corporation's authorized capital stock.

C.     Common Stock.    The rights, preferences, privileges and restrictions granted to and imposed on the Common Stock are as set forth below in this Article IV(C).

1.     Dividend Rights.    Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of this corporation legally available therefor, any dividends as may be declared from time to time by the Board of Directors.

2.     Liquidation Rights.    Upon the liquidation, dissolution or winding up of this corporation, the assets of this corporation shall be distributed as provided in Section 2 of Article IV(B) hereof.

3.     Redemption.    The Common Stock is not redeemable at the option of the holder.

4.     Voting Rights.    The holder of each share of Common Stock shall have the right to one vote for each such share, and shall be entitled to notice of any stockholders'

meeting in accordance with the Bylaws of this corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Subject to Article IV(B)(6), the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of this corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

## ARTICLE V

Except as otherwise provided in this Amended and Restated Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of this corporation.

## ARTICLE VI

The number of directors of this corporation shall be determined in the manner set forth in the Bylaws of this corporation.

## ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of this corporation shall so provide.

## ARTICLE VIII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of this corporation may provide. The books of this corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of this corporation.

## ARTICLE IX

A director of this corporation shall not be personally liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to this corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the General Corporation Law is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of this corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article IX by the stockholders of this corporation shall not adversely affect any right or protection of a director of this corporation existing at the time of, or increase the liability of any director of this corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

## ARTICLE X

This corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

## ARTICLE XI

To the fullest extent permitted by applicable law, this corporation is authorized to provide indemnification of (and advancement of expenses to) agents of this corporation (and any other persons to which General Corporation Law permits this corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law, subject only to limits created by applicable General Corporation Law (statutory or non-statutory), with respect to actions for breach of duty to this corporation, its stockholders, and others.

Any amendment, repeal or modification of the foregoing provisions of this Article XI shall not adversely affect any right or protection of a director, officer, agent, or other person existing at the time of, or increase the liability of any director of this corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

\* \* \*

**THIRD**: The foregoing amendment and restatement was approved by the holders of the requisite number of shares of said corporation in accordance with Section 228 of the General Corporation Law.

**FOURTH**: That said Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 8th day of ____August____ , 2019.



_____

Scott Stout,
President and Chief Executive Officer